SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Astea International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04622E109
                                 (CUSIP Number)

                                 Ronald J. Muns
                               8350 Alpinview Way
                        Colorado Springs, Colorado  80919
                                  (719) 593-7802
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:    Six  copies  of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and f o r any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




Cusip No. 04622E109

                                                               Page 1 of 5 Pages




   1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald J. Muns

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)

                    (b)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                           7    SOLE VOTING POWER
        NUMBER OF
         SHARES                 676,810

                           8    SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                  100,000

                           9    SOLE DISPOSITIVE POWER
         EACH
        REPORTING               676,810

                           10   SHARED DISPOSITIVE POWER
         PERSON
          WITH                  100,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          776,810

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.87%

   14     TYPE OF REPORTING PERSON*
          IN


                  Amendment No. 4 to Statement on Schedule 13D

                 This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc. (the "Company"). Item 5 of this statement, previously filed by Ronald J. Muns (the "Reporting Person"), is hereby amended as set forth below.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) The Reporting Person is the direct beneficial owner of 776,810 Shares, or approximately 5.87% of the 13,228,419 Shares outstanding as of May 9, 1997, according to information contained in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997. Such shares include (i) 90,000 Shares which the Reporting Person has the right to acquire pursuant to the grant of an option by the Company to the Reporting Person described in Item 5(c) below and (ii) 100,000 Shares held by the Muns Family Partnership, a limited partnership of which the Reporting Person and his wife are the sole general partners.

             (c) The table below sets forth sales of the Shares by the Reporting Person since August 21, 1997. The Reporting Person effected all of such sales on the NASDAQ National Market.


                                           Approximate Price
            Date     Amount of Shares        Per Share
                          Sold           (exclusive of commissions)

            9/5/97         12,600             $2.7807
            9/8/97          8,000             $2.7890
            9/9/97          1,000             $2.75
            9/10/97         6,300             $2.75
            9/15/97        27,000             $2.375
            9/16/97        70,532             $2.3962
            9/19/97        11,700             $2.6624
            9/22/97         1,900             $2.6250
            9/24/97         9,400             $2.3949
            10/3/97        10,000             $2.875
            10/9/97         5,000             $2.875
            10/15/97       85,000             $2.75
            10/20/97        5,000             $2.75
            10/23/97        5,000             $3.00
            10/24/97        3,000             $2.875
            10/24/97        2,000             $2.8125
            10/24/97        4,500             $2.75



                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 1997
                                    /s/ Ronald J. Muns
                                    Ronald J. Muns